Exhibit (a)(1)(D)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
DOVA PHARMACEUTICALS, INC.

at
$27.50 per share, net in cash, plus one non-transferable contingent value right for each share, which represents the contractual right to receive a cash payment of $1.50 per share upon the achievement of a specified milestone,
pursuant to the Offer to Purchase dated October 11, 2019
by

DRAGONFLY ACQUISITION CORP.

a wholly-owned indirect subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON NOVEMBER 8, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

October 11, 2019

To Brokers, Dealers, Banks, Trust Companies and other Nominees:

        Dragonfly Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Swedish Orphan Biovitrum AB (publ), a public limited liability company organized under the laws of Sweden ("Parent"), and Parent have appointed Georgeson LLC to act as the information agent in connection with Purchaser's offer to purchase all outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Dova Pharmaceuticals, Inc., a Delaware corporation ("Dova"), at a purchase price of $27.50 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes (the "Cash Amount"), plus one non-transferable contractual contingent value right per Share (each, a "CVR") which CVR represents the right to receive a contingent payment of $1.50, without interest and subject to any applicable withholding taxes, if a specified milestone is achieved (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2019 (as it may be amended from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (which collectively constitute the "Offer") enclosed herewith.

        Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        THE BOARD OF DIRECTORS OF DOVA HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

        The conditions of the Offer are described in Section 15 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:

  1.
  Offer to Purchase, dated October 11, 2019;

  2.
  Letter of Transmittal to be used by stockholders of Dova in accepting the Offer, including Internal Revenue Service Form W-9;

  3.
  Dova's solicitation/recommendation statement on Schedule 14D-9;

  4.
  a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

  5.
  Notice of guaranteed delivery to be used to accept the Offer if certificates representing the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the "Depositary") prior to the Expiration Date (as defined below), if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or if time will not permit all required documents to reach the Depositary prior to the Expiration Date; and

  6.
  return envelope addressed by mail to: American Stock Transfer & Trust Company, LLC Operations Center, Attn: Reorganization Department, 6201 15th Avenue, Brooklyn, New York 11219.

        The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires, when considered together with all other Shares (if any) otherwise beneficially owned by Sobi or any of its affiliates, representing at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer. The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations and published interpretations promulgated thereunder having been received, expired or been terminated, and other customary conditions as described in Section 15—"Conditions to the Offer" of the Offer to Purchase.

        We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 Midnight, New York City time, on November 8, 2019 (one minute after 11:59 p.m., New York City time, on November 8, 2019), unless the Offer is extended (such date and time, as it may be extended, the "Expiration Date") or earlier terminated.

        The Dova board of directors has unanimously (i) determined that the Agreement and Plan of Merger, dated as of September 30, 2019 (as it may be amended from time to time, the "Merger Agreement") and the transactions contemplated thereby, including the Offer and the Merger (as defined below), are advisable and fair to, and in the best interest of, Dova and its stockholders, (ii) authorized and approved the execution, delivery and performance by Dova of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Dova tender their Shares to Purchaser pursuant to the Offer.

        Purchaser is making the Offer pursuant to the Merger Agreement. Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger, Purchaser will be merged with and into Dova (the "Merger") without a vote of the stockholders of Dova in accordance with Section 251(h) of the DGCL, and Dova will survive as an indirect wholly owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Transactions." In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by Dova or any of its subsidiaries (including any treasury shares) or by Sobi or Purchaser or any other direct or indirect wholly owned subsidiary of Sobi, which Shares will be canceled and will cease to exist, or (ii) by any Dova stockholders who properly exercise and perfect their appraisal rights under Delaware law with respect to such Shares) will be automatically converted into the right to receive the Offer Price, without interest thereon and subject to any applicable withholding taxes.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of the Shares in the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Share Certificates, if any, evidencing such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

        Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

        In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees, (or, in the case of book-entry transfer, an Agent's Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either Share certificates or a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

        Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than to Georgeson LLC in its capacity as Information Agent and American Stock Transfer & Trust Company, LLC in its capacity as the Depositary, as described in the Offer to Purchase) for making solicitations or recommendations in connection with the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at the end of the day, one minute after 11:59 P.M., Eastern Time, on November 8, 2019, unless the Offer is extended or earlier terminated.

        If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available, (ii) the procedure for book-entry transfer described in Section 3 of the Offer to Purchase cannot be completed on a timely basis or (iii) all required documents otherwise cannot be delivered to the Depositary prior to the Expiration Date, the stockholder's tender may still be effected by following the guaranteed delivery procedures set forth in the Offer to Purchase and the Letter of Transmittal.

        Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,
Georgeson LLC

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, PARENT, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.